Raymond Lin 212-906-1369 raymond.lin@lw.com	53rd at Third 885 Third Avenue New York, New York 10022-4834 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com
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VIA EDGAR AND HAND DELIVERY

Mr. John Stickel

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	RHI Entertainment, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed November 9, 2007 (File No. 333-146098)

Dear Mr. Stickel:

On behalf of our client, RHI Entertainment, Inc. (the “Registrant”), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the letter dated November 15, 2007, with respect to the Registrant’s above-referenced Amendment No. 2 to the Registration Statement on Form S-1 filed with the Commission on November 9, 2007 (the “Registration Statement”). Earlier today, the Registrant filed via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”) revised to reflect changes prompted by your comments. Amendment No. 3 contains the various revisions described below. For your convenience, we are delivering to you a courtesy package, which includes five copies of Amendment No. 3, three of which have been marked to show changes from Amendment No. 1 to the Registration Statement.

The Staff’s comments are set forth below in bold, followed by the Registrant’s responses to each comment.

Risk Factors, page 17

1.

We note your response to prior comment that you have revised the notes to the pro forma balance sheet to reflect the potential control relationship with KRH. However, we do not believe that your revised disclosure adequately responds to our prior comment. As previously requested, please revise your disclosure in the notes to pro forma balance sheet to clearly indicate that the Holdings II LLC Agreement effectively provides KRH, under certain circumstances, to exercise a greater degree of influence in

May 2, 2008

LATHAM & WATKINS LLP

the operation of your businesses and the management of your affairs, and even if KRH or its affiliates own a minority economic interest in Holdings II, they may be able to continue to exercise a greater degree of influence over Holdings II.

Response: The Registrant has revised its disclosure in response to the Staff’s comment and subsequent conversations with the Staff. Please refer to Note (4) of the Unaudited consolidated pro forma balance sheet on page 43 of Amendment No. 3.

Transactions with Kelso, page 115

2.

We note from the disclosure in the second paragraph on page 115, that in connection with the completion of this offering, the Company will enter into a termination agreement with Kelso under which they will pay Kelso a one-time fee of $6.0 million upon completion of the offering. We further note from the disclosure in the table on page 103, that Kelso is one of the Company’s principal shareholders. Given that this $6.0 million dollar fee is being paid to a principal shareholder in connection with the offering and will be funded using the offering proceeds, we believe this payment is analogous to a dividend and should be given effect in a pro forma balance sheet presented alongside the Company’s historical balance sheet as of the latest period presented. Also, pro forma earnings per share for the latest fiscal year and subsequent interim period presented should also be disclosed on the face of the statement of operations, giving effect to the number of shares to be issued in the offering, based on the expected public offering price, whose proceeds will be required to fund the $6.0 million payment. Refer to the guidance outlines in SAB Topic 1:B:3.

Response: The Registrant has revised its disclosure in response to the Staff’s comment and subsequent conversations with the Staff. Please refer to footnote (6) of the Unaudited consolidated pro forma statements of operations on page 40 and page F-6 of Amendment No. 3. In response to subsequent conversations with the Staff, the Registrant has also revised its disclosure to include footnote (7) of the Unaudited consolidated pro forma statements of operations on page 41 of Amendment No. 3.

* * * * *

In addition to the revisions in response to the Staff’s comments noted above, certain other changes have been made to the Registration Statement, all of which are noted in the hard copies of Amendment No. 3. Further, the Registrant has updated the financial information in the document to reflect data for its year ended December 31, 2007. The changes primarily impact the following sections of the Registration Statement: “Prospectus summary,” “Selected consolidated historical financial and operating information,” “Management’s discussion and analysis of financial condition and results of operations,” and the financial statements and related notes thereto.

If the Staff has any questions with respect to the foregoing, please feel free to call me at 212-906-1369.

Best regards

/s/ Raymond Y. Lin
of LATHAM & WATKINS LLP

Enclosures

cc:	Max A. Webb

Claire Erlanger

Jean Yu

Rod Miller

William Aliber